Exhibit 99.2



molex®

one company › a world of innovation

FY07 Q2 Conference Call

January 18, 2007

Forward-Looking Statement

Statements in this conference call that are not historical are forward-looking and are subject to various risks and uncertainties that could cause actual results to vary materially from those stated. These risks and uncertainties include those associated with the operation of our business, including the risk that customer demand will decrease either temporarily or permanently, whether due to the Company's actions or the demand for the Company's products, and that the Company may not be able to respond through cost reductions in a timely and effective manner; price cutting, new product introductions and other actions by our competitors; fluctuations in the costs of raw materials that the Company is not able to pass through to customers because of existing contracts or market factors; the challenges attendant to plant closings and restructurings, including the difficulty of predicting plant closing and relocation costs, the difficulty of commencing or increasing production at existing facilities, and the reactions of customers, governmental units, employees and other groups; the risks associated with the integration of the Woodhead acquisition; the challenges attendant to plant construction; and the ability to realize cost savings from restructuring activities, as well as difficulty implementing the transition to a Market-Focused Global Organization. Other risks and uncertainties are set forth in Item 1A "Risk Factors" of its Form 10-K for the year ended June 30, 2006, which is incorporated by reference, and in reports that Molex files or furnishes with the Securities and Exchange Commission. This release speaks only as of its date and Molex disclaims any obligation to revise these forward-looking statements or to provide any updates regarding information contained in this release resulting from new information, future events or otherwise.



FY07 Q2 Summary

- Organic revenue growth at 12%

- Organic bookings growth of 3%

- Gross profit margin declined to 30.9%

- Earnings per share was $0.36 – YOY up 16%



molex

Financial Summary

(US$ in millions, except per-share data)

	December Quarter
Net Sales	$837.5
Currency Translation	$18.6
Local Increase	17.4%
Gross Profit	30.9%
SG&A %	20.0%
Equity Income	$1.8
Interest Income	$2.0
Other Income (loss)	---
Pretax Return	11.3%
Effective Tax Rate	30.0%
Net Income	$66.4
% of Sales	7.9%
E.P.S.	$0.36
Average Shares Outstanding	185,969



molex

Backlog



(US$ in millions)

December 2006	$375.9
December 2005	$297.5
Increase	26.3%
September 2006	$425.3
Decrease	-11.6%

molex

Stock Buy Back

(US$ in millions)

	Shares	Amount
December Quarter		
MOLX		
MOLXA	260,000	
	260,000	$ 7.5
Authorization Ending September 30, 2007		$250.0
Amount Remaining		$ 37.5



Revenue Trend

(US$ in millions)



Q2 06	Q3 06	Q4 06	Q1 07	Q2 07
$697	$720	$784	$830	$838



Industry Revenue Growth - YOY



	Dec Quarter	W/O Woodhead
Consumer	15%	
Telecom	8%	
Data	3%	
Auto	15%	
Industrial	125%	28%
Total	20%	12%



• *Note: best estimate containing certain management allocations*

Bookings

(US$ in millions)



molex

EBITDA Reconciliation*

(US$ in millions)

	Dec 31, 2006	Sept 30, 2006
Net Income	$ 66.4	$ 76.8
Interest Income, Net	$ (2.0)	$ (2.1)
Income Taxes	$ 28.5	$ 30.6
Depreciation and Amortization Expense	$ 59.6	$ 58.1
EBITDA	$152.5	$163.4
Percent of Revenue	18.2%	19.7%

*EBITDA is a non-GAAP financial measure and represents earnings before interest, taxes, depreciation and amortization.



Balance Sheet and Operating Metrics

(US$ in millions)

	Dec 31, 2006	Sept 30, 2006
Cash	$343.5	$351.9
Accounts Receivable	$705.5	$731.7
Receivable Days Outstanding	75 days	74 days
Inventory	$423.6	$408.2
Inventory Days Outstanding	73 days	72 days
Total Debt	$132.8	$178.6
Capital Expenditures	$80.2	$75.6
Research & Development	$40.4	$40.7



molex

Gross Margin Trend



Q2 06	Q3 06	Q4 06	Q1 07	Q2 07
32.7%	33.7%	33.0%	32.5%	30.9%

molex



SG&A Expense Trends

(% of revenue)



Return on Invested Capital



Net Income
Total Assets – Current Liabilities

			12.1%	
		10.3%		11.0%
9.3%	9.8%			
Q2 06	Q3 06	Q4 06	Q1 07	Q2 07

molex



Long-term Financial Model

	2005*	2006*	LT Model
Revenue	100.0%	100.0%	100.0%
Gross Margin	32.3%	33.0%	33 - 35%
SG&A	22.5%	21.2%	19 - 21%
Operating Income	9.8%	11.8%	13 - 15%
Net Income	7.6%	9.0%	10.0%

Non-GAAP figures excluding restructuring and impairment expense.





Woodhead Acquisition Update

- ■ **Integration proceeding as planned**
  - – Plans developed to
    - • Leverage economies of scale
    - • Eliminate duplicate activities
    - • Implement best practices

- ■ **Cost synergies**
  - – Synergies in many functional areas. Consolidation of manufacturing in the Americas into Juarez, Mexico in progress. Total planned synergies tied to cost reduction $15M to 20M, of which half is in FY08 – full in FY09



Woodhead Acquisition Update



- **Sales and channel synergies (S&C)**
  - Opportunity to leverage customer relations and cross sell products
  - Planned S&C synergy can increase annual Woodhead revenue by 10-15% over the next three years

- **Stronger industrial sales expected in 2nd half**
  - Revenue expected to be significantly (15-20%) higher in the 2nd half. Historically, approximately 45% of revenue is realized in the 1st half with 55% in the 2nd half, consequently, operating margins will be stronger in the 2nd half in our Woodhead business.



Outlook



Third Fiscal Quarter

Sales	$800 to $830 million
Earnings Per Share	$0.32 to $0.36

(Industry growth rates from Bishop & Associates, Inc.)

molex



